CFN Lawyers LLC 418 Broadway #4607 Albany, NY 12207, USA +1 (646) 386 8128 Main cfn@cfnllc.us Email

October 21, 2024

Via EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Eric McPhee
Mark Rakip
Kibum Park
Mary Beth Breslin

Re:	Masonglory Limited (CIK No. 0002020228)
Amendment no.1 to Draft Registration Statement on Form F-1
Submitted August 30, 2024
Response to the Staff’s Comments Dated October 4, 2024

Dear Sirs/Madams,

On behalf of our client, Masonglory Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated October 4, 2024 on amendment no.1 to the Company’s draft registration statement on Form F-1 filed on August 30, 2024. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letter dated October 7, 2024 are repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1

Cover Page

1.

We note your revised disclosure in the cover page of resale prospectus in response to prior comment 1. Please also revise the cover page of the IPO prospectus to clarify that the selling stockholders will sell their shares at prevailing market prices or privately negotiated prices after the shares are listed in Nasdaq. Please also revise the cover page of the IPO prospectus to include clear disclosure of order of the offerings, including when shares covered by the resale prospectus may be sold; for instance, if the selling shareholder offering will not commence until after the firm commitment offering, revise to so state. Finally, we note that if the application for listing is not approved, the primary offering “may not be completed.” To the extent the listing condition may be waived and you may complete the offering without being listed, please revise to make that clear.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of the public offering prospectus and on the cover page of the resale prospectus. We wish to clarify that the primary offering is contingent upon the final approval of the Nasdaq Capital Market listing and in the event that listing approval is not obtained, the primary offering will be terminated.

Our Competitive Strengths, page 1

2.	We note your response to prior comment 2. Please revise your summary section to balance your disclosure about your competitive strengths by noting your reliance on these customers and quantify the amount of revenues and accounts receivable attributable to them in the most recently completed fiscal year. In this regard, we note your revised disclosure on page 67 that the aggregate revenue generated by three of your major customers accounted for over 93% of the total revenue generated for the years ended March 31, 2023 and 2024, and that the accounts receivable from such customers also represented 70% of your total assets as of March 31, 2024.

Response: In response to the Staff’s comment, we have revised our disclosure on page 1 of the Revised Draft Registration Statement.

Summary of Key Risks

Risks Relating to our Ordinary Shares, page 8

3.	We note your response to prior comment 6 and your revised disclosure on page 43. Please similarly expand the last summary risk factor on page 9.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 9 and 43 of the Revised Draft Registration Statement.

Our Customers, page 75

4.	We note your response to prior comment 12. Please revise to fully identify such customers, including their names. Moreover, revise to disclose the material terms of any agreements with these customers.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 64 and 75 of the Revised Draft Registration Statement.

We wish to submit that the Company is unable to fully disclose the identity of its major customers for the years ended March 31, 2024 and 2023 as it was unable to obtain the necessary consent from the major customers in relation to the disclosure of their identity in the Draft Registration Statement, which we understand was due to commercial considerations beyond the Company’s control.

We wish to clarify that the increase in accounts receivable from the Company’s major customers was due to the Company and the major customers’ agreed settlement timing and not because of the inability of the major customers to timely fulfil their payment obligations to the Company. The Company’s major customers, as disclosed in the current Draft Registration Statement, are the operational construction arms of reputable construction groups that are listed on the Stock Exchange of Hong Kong Limited and the Company has never had any uncollectible accounts receivable from such major customers. The said increase in the Company’s accounts receivable did not impact its liquidity or operational performance as all of the accounts receivable as of March 31, 2024 had been subsequently settled as of May 31, 2024. Moving forward, the Company does not anticipate that it would encounter significant difficulties in collecting accounts receivable from its major customers as it has established strong, long-term relationships built on trust and reliability. The Company’s major customers have consistently demonstrated a commitment to honoring their payment obligations, supported by their solid financial positions. Additionally, the Company implements thorough credit assessments and maintain open lines of communication, which allows the management to address any potential issues proactively. The Company’s stringent invoicing and collection processes further enhance its ability to manage receivables effectively, ensuring that it can continue to support its operations and strategic initiatives without interruption.

Related Party Transactions, page 101

5.	We note your response to prior comment 13. Please expand your disclosure about the reorganization with respect to the related party transactions. For example, we note your disclosure on page 2 that “as part of the reorganization for the purpose of this offering, Masonglory acquired, through Masonglory (BVI), all the shares of Masontech Limited from the Controlling Shareholders and became the ultimate holding company of Masonglory (BVI) and the Operating Subsidiary. Subsequently, on June 14, 2024, Masonglory allotted and issued 11,499,998 Ordinary Shares, credited as fully-paid in its share capital, to Fung & Tun Limited.”

Response: In response to the Staff’s comment, we have revised our disclosure on page 2, 55, 101 and F-7 of the Revised Draft Registration Statement.

Please contact Sanny Choi or Clement Au of CFN Lawyers LLC at +1 (646) 386 8128 with any questions or further comments on the responses to the Staff’s comments.

Very truly yours,

/s/ Sanny Choi
Name:	Sanny Choi
Title:	Managing Counsel

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